UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

    __________________________________________________________________________________

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 6, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance

BANCOLOMBIA ANNOUNCES ACQUISITION OF INTERBOLSA SA SCB CONTRACT POSITIONS ON PUBLIC BONDS

Today Interbolsa S.A. Sociedad Comisionista de Bolsa, a brokerage firm, assigned to Bancolombia S.A. its outstanding contractual positions linked to the performance of public bonds.

The value of the outstanding contractual positions linked to the performance of the public bonds totals approximately COP 1.6 billion (approximately USD 883 million). The net market value of the underlying public bonds is COP 113.4 million (approximately USD 62,617).

As a consequence of this assignment, Bancolombia is responsible for the settlement of the outstanding buy/sell contracts entered into by Interbolsa’s proprietary trading desk. The assignment does not include client positions.

This transaction was executed with the prior approval of the Superintendency of Finance which exercises administrative control over the stock brokerage firm as its Colombian regulator, as well as with the consideration of Bancolombia Group’s interest in contributing to the stability of the Colombian stock market.